# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zurn Elkay Water Solutions Corporation, a Delaware corporation, CIK 0001439288
CUSIP: 98983L108
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 511 West Freshwater Way, Milwaukee, Wisconsin (WI), 53204
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001938013

## Reporting persons
- Ice Mountain LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,002,819; sole dispositive power 0; shared dispositive power 15,002,819; aggregate amount beneficially owned 15,002,819 (8.9% of the class)
  Comment: This Statement on Schedule 13G/A (the "Schedule 13G/A") is being filed on behalf of (i) Ice Mountain LLC, a Delaware limited liability company ("Ice Mountain"); (ii) Cascade Bay LLC, a Delaware limited liability company ("Cascade Bay"), for itself and as the Manager of Ice Mountain; (iii) Katz 2004 DYN Trust ("DYN"), the Special Assets Manager of Cascade Bay; (iv) Katz New VBA Trust ("New VBA"); (v) Katz Voting Stock Trust, a formerly revocable trust ("KVST"); (vi) Aimee Katz, individually and with April Jalazo, the seat holders of each of the voting committees with the power to direct DYN, New VBA and KVST (each, a "Voting Committee" and collectively, the "Voting Committees"); and (vii) April Jalazo, individually and with Aimee Katz, the seat holders of the Voting Committees (each individually, a "Reporting Person", and collectively, the "Reporting Persons"), related to the common stock, par value $0.01 per share (the "Common Stock"), of Zurn Elkay Water Solutions Corporation, a Delaware corporation (the "Issuer").
  
  Ice Mountain acquired its shares in the Issuer as a result of the combination of Zurn Water Solutions Corporation ("Zurn") and Elkay Manufacturing Company ("Elkay") in 2022. Ice Mountain's holdings in Zurn represent the interests of those members of the Katz family (the founding family of Elkay), who owned a controlling interest in Elkay (a family-owned business formed in 1920) immediately before merging with Zurn. The family members that Ice Mountain represents have expressed their desire that Ice Mountain continue to be an investor in the Issuer for the long-term, with no current plans for Ice Mountain to further diversify Ice Mountain's remaining holdings, and as such, Ice Mountain has entered into a lock-up agreement for Ice Mountain's remaining shares that expires October 31, 2026.
- Cascade Bay LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,002,819; sole dispositive power 0; shared dispositive power 15,002,819; aggregate amount beneficially owned 15,002,819 (8.9% of the class)
- Katz 2004 DYN Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 15,002,819; sole dispositive power 0; shared dispositive power 15,002,819; aggregate amount beneficially owned 15,002,819 (8.9% of the class)
- Katz Voting Stock Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 236,387; sole dispositive power 0; shared dispositive power 236,387; aggregate amount beneficially owned 236,387 (0.14% of the class)
- Katz New VBA Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 14,101; sole dispositive power 0; shared dispositive power 14,101; aggregate amount beneficially owned 14,101 (0.01% of the class)
- Aimee Katz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,678; shared voting power 15,253,307; sole dispositive power 6,678; shared dispositive power 15,253,307; aggregate amount beneficially owned 15,259,985 (9.06% of the class)
- April Jalazo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,253,307; sole dispositive power 0; shared dispositive power 15,253,307; aggregate amount beneficially owned 15,253,307 (9.05% of the class)

## Item 1. Issuer
Name of issuer: Zurn Elkay Water Solutions Corporation, a Delaware corporation
Address of issuer's principal executive offices: 51 West Freshwater Way, Milwaukee, WI, 53204

## Item 2. Person Filing
Name of person filing:
(i) Ice Mountain LLC
(ii) Cascade Bay LLC
(iii) Katz 2004 DYN Trust
(iv) Katz New VBA Trust
(v) Katz Voting Stock Trust
(vi) Aimee Katz
(vii) April Jalazo
Address of principal business office or, if none, residence:
Ice Mountain: c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
Cascade Bay: c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
DYN: c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
New VBA: c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
KVST: c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
Aimee Katz: 4525 Sterling Road, Downers Grove, IL 60515-3040
April Jalazo: 646 Columbus Drive, Tierra Verde, FL 33715-2030
Citizenship:
Each of Ice Mountain and Cascade Bay are formed under the laws of the State of Delaware. Each of DYN and New VBA are formed under the laws of the State of Illinois. KVST is formed under the laws of the State of Florida.
Aimee Katz and April Jalazo are each a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The percentages set forth in this Schedule 13G/A are calculated based upon approximately 168,479,246 shares of Common Stock of the Issuer outstanding as of February 14, 2025, such number of shares being based on information provided by the Issuer on February 19, 2025.
The information required by Items 4(a)-(c) is set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement dated February 19, 2025 by and among the Reporting Persons

## Signatures
- Ice Mountain LLC: John Thickens, Cascade Bay LLC, Mgr, by Northern Trust Co., as TTEE of the Aimee and April New Growth Trusts, Gen. Mgr, by John Thickens, SVP (02/19/2025)
- Cascade Bay LLC: John Thickens, Northern Trust Co., as TTEE of the Aimee and April New Growth Trusts, Gen. Mgr, by John Thickens, SVP (02/19/2025)
- Katz 2004 DYN Trust: John Thickens, John Thickens, Senior Vice President of the Northern Trust Company, and not individually (02/19/2025)
- Katz Voting Stock Trust: John Thickens, John Thickens, Senior Vice President of the Northern Trust Company, as Trustee, and not individually (02/19/2025)
- Katz New VBA Trust: John Thickens, John Thickens, Senior Vice President of the Northern Trust Company, as Trustee, and not individually (02/19/2025)
- Aimee Katz: Aimee Katz, Aimee Katz (02/19/2025)
- April Jalazo: April Jalazo, April Jalazo (02/19/2025)